Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated January 26, 2011 to the Prospectus dated May 16, 2008, the Prospectus Supplement dated January 25, 2010 and the Product Supplement dated January 7, 2011
US$495,000
Senior Medium-Term Notes, Series A
Buffered Notes due January 29, 2016
Linked to a Basket of Four Base Metals

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The notes are designed for investors who seek a return based on the appreciation of an equally weighted basket (the “Underlying Asset,” or the “Basket”) of copper, lead, nickel and zinc, up to a maximum redemption amount at maturity of $2,500 per $1,000 in principal amount of the notes.  Investors should be willing to forgo periodic interest and, if the Basket decreases by more than 20%, be willing to lose up to 80% of their principal amount invested.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will settle on January 31, 2011.

•	The notes will mature on January 29, 2016.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366QBH9.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this Pricing Supplement, page PS-5 of the product supplement, page S-1 of the prospectus supplement and on page 5 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this Pricing Supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission	Proceeds to Bank of Montreal
Per Note	US$ 1,000.00	US$ 35.00	US$ 965.00

Total	US$ 495,000.00	US$ 17,325.00	US$ 477,675.00

(1) In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:
An equally weighted basket (the “Basket”) of exchange-traded futures contracts for copper (Bloomberg symbol: LOCADY), lead (Bloomberg symbol: LOPBDY), nickel (Bloomberg symbol: LONIDY) and zinc (Bloomberg symbol: LOZSDY).  We refer to each of these base metals as a “Basket Component.”  See the section below, “The Basket and the Basket Components” for additional information about the Basket.

Payment at Maturity:	If the Percentage Change is greater than or equal to the Percentage Cap (150%), the amount that you will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount x (Percentage Cap x Upside Leverage Factor))

If the Percentage Change is positive but is less than the Percentage Cap, the amount that you will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × (Percentage Change x Upside Leverage Factor))

However, the payment at maturity will not exceed the Maximum Redemption Amount.

If the Percentage Change is between 0% and -20% inclusive, then the payment at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -20%, then the payment at maturity will equal:

Principal Amount + [Principal Amount × ((Percentage Change + Buffer Percentage) x Downside Leverage Factor)]

Upside Leverage Factor:	100%.

Percentage Cap:	150%.

Maximum Redemption Amount:	$2,500 per $1,000 principal amount per note. This amount represents the principal amount plus a maximum gain of 150%.

Initial Level:	100.00

Final Level:
The closing level of the Basket on the Valuation Date.  The Basket closing level on any date is the sum of the products of the closing level of each of the Basket Components on that date and the applicable Multiplier for that Basket Component on that date.  For additional information about how the closing level for each Basket Component will be determined, please see the section below “The Basket and the Basket Components.”

Multiplier:
The Multiplier of a Basket Component is a fractional value that is based on (a) its closing level on the Pricing Date and (b) its component weight.  The Multiplier is calculated such that the Initial Level of the Basket will equal 100.00 on the Pricing Date and the Final Level will reflect a closing level of the Basket on the Valuation Date that is relative to that Initial Level of 100.00 (i.e., greater than, equal to or less than).   The Multiplier is set on the Pricing Date and remains constant for the term of the notes, except under the limited circumstances described in the product supplement.  See the section below “The Basket and the Basket Components.”

Buffer Level:	80.00, or 80% of the Initial Level.

Buffer Percentage:
20%.  Accordingly, you will receive the principal amount of your notes at maturity if the Basket does not decrease by more than 20%.  If the Final Level is less than 80.00, you will receive less than the principal amount of your notes at maturity, and you could lose up to 80% of the principal amount of your notes.

Downside Leverage Factor:	100%

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	January 26, 2011.

Settlement Date:	January 31, 2011.

Valuation Date:	January 26, 2016

Maturity Date:	January 29, 2016.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated January 7, 2011, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated January 7, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911000063/b16110424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this terms sheet, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Components.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 20%. The payment at maturity will be based on the applicable Final Level, and whether the closing level of the Basket on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. Accordingly, you could lose up to 80% of the principal amount of your notes.

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Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the level of the Basket. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount ($2,500 for each $1,000 Face Amount of the Notes). This will be the case even if the Percentage Change exceeds the Percentage Cap (150%).

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading relating to the Basket or one or more of the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Basket and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Basket Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price includes, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price also includes, and any price quoted to you likely will exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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Increases in the level of one or more Basket Components may be offset by decreases in the level of one or more other Basket Components. —A change in the levels of one or more Basket Components may not correlate with changes in the levels of one or more other Basket Components.  The level of one or more Basket Components may increase, while the level of one or more other Basket Components may not increase as much, or may even decrease.  Therefore, in determining the level of the Basket as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of one or more other Basket Components.  However, because all of the Basket Components are concentrated in the base metals sector, as a holder of the notes, you will not benefit from the diversification benefits that you might obtain if you invested in a security linked to a more diverse group of underlying assets.

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An investment in the notes is subject to risks associated with the trading of commodities on the London Metals Exchange (the “LME”). — The market prices of the Basket Components will be determined by reference to the settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts.  In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the prices of the contracts used to determine the level of or one or more of the Basket Components could be affected in a manner that adversely affects the payment at maturity.  For additional information about the LME, please see the section below, “The Basket and the Basket Components—The LME.”

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You will not have any rights with respect to futures contracts or commodities or rights to receive any futures contracts or commodities included in the Basket — Investing in the notes will not make you a holder of any futures contracts included in the Basket or any commodities underlying such contracts. Neither you nor any other holder or owner of the notes will have any rights with respect to any futures contracts or commodities. Any amounts payable on your notes will be made in cash, and you will have no right to receive any futures contracts or any commodity underlying such contracts.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates have carried out or may carry out hedging activities related to the notes, including purchasing or selling one or more of the Basket Components, futures or options relating to one or more of the Basket Components, or other derivative instruments with returns linked or related to changes in the performance of the any of the Basket Components.  We or our affiliates may also trade in these future contracts, commodities or instruments related to the Basket from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the level of the Basket and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the Initial Level of 100.00, a Percentage Cap of 150% and a Maximum Redemption Amount of $2,500.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
00.00	-100.00%	-80.00%
50.00	-50.00%	-30.00%
75.00	-25.00%	-5.00%
80.00	-20.00%	0.00%
90.00	-10.00%	0.00%
100.00	0.00%	0.00%
105.00	5.00%	5.00%
110.00	10.00%	10.00%
120.00	20.00%	20.00%
150.00	50.00%	50.00%
175.00	75.00%	75.00%
200.00	100.00%	100.00%
225.00	125.00%	125.00%
250.00	150.00%	150.00%
300.00	200.00%	150.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Basket decreases from the Initial Level of 100.00 to a Final Level of 75.00, representing a Percentage Change of -25%.  Because the Percentage Change is negative and the Final Level of 75.00 is less than the Initial Level of 100.00 by more than the Buffer Percentage of 20%, the investor receives a payment at maturity of $950 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x ((-25% + 20%) x 100%)] = $950

Example 2: The level of the Basket decreases from the Initial Level of 100.00 to a Final Level of 90.00, representing a Percentage Change of -10%.  Although the Percentage Change is negative, because the Final Level of 90.00 is less than the Initial Level of 100.00 by not more than the Buffer Percentage of 20%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The level of the Basket increases from the Initial Level of 100.00 to a Final Level of 125.00, representing a Percentage Change of 25%.  Because the Final Level of 125.00 is greater than the Initial Level of 100.00 and the Percentage Change of 25% does not exceed the Percentage Cap or the return represented by the Maximum Redemption Amount, the investor receives a payment at maturity of $1,250 per $1,000 principal amount per note, calculated as follows:

$1,000 + [$1,000 x (25% x 100%)] = $1,250

Example 4: The level of the Basket increases from the Initial Level of 100.00 to a Final Level of 300.00, representing a Percentage Change of 200%.  Because the Final Level of 300.00 is greater than the Initial Level of 100.00 and the Percentage Change of 200% exceeds the Percentage Cap of 150% and the return represented by the Maximum Redemption Amount of $2,500, the investor receives a payment at maturity of $2,500, the Maximum Redemption Amount.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this Pricing Supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Basket or as to the suitability of an investment in the notes.

The Basket and the Basket Components

General

The Basket is comprised of four exchange-traded commodities, each of which falls within the base metals sector. The inclusion of a commodity in the Basket is not a recommendation to invest in any such commodity. Neither we nor any of our affiliates makes any representation or warranty as to the performance of the Basket or the Basket Components.

The notes are designed to allow investors to participate in the percentage change in the level of the Basket from the Initial Level of 100.00 to the Final Level of the Basket. The Basket Components are described in the section “—The Basket Components” below. Each Basket Component was assigned an initial weight of 25.00% on the Pricing Date.

For more information on the calculation of the value of the Basket, please see the section entitled “General Terms of the Notes—Notes Linked to a Basket” beginning on page PS-15 of the product supplement.

On the Pricing Date, for each Basket Component, the initial weight, the closing level, the Multiplier and the initial contribution to the Basket value is as follows:

Basket Component	Bloomberg Symbol	Basket Component Weight	Closing Level(1)	Multiplier(2)
Copper	LOCADY	25.00%	9,376.00	0.00266638
Lead	LOPBDY	25.00%	2,444.00	0.01022913
Nickel	LONIDY	25.00%	26,155.00	0.00095584
Zinc	LOZSDY	25.00%	2,239.00	0.01116570

(1)           These are the closing levels of the Basket Components on the Pricing Date.

(2)           Each Multiplier equals the initial weight of the Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the Pricing Date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level of each Basket Component on the Valuation Date and the applicable Multiplier for that Basket Component on that date.  If a market disruption event occurs as to any Basket Component on the scheduled Valuation Date, as determined by the calculation agent in its sole discretion, the closing level of that Basket Component will be determined by the calculation agent as described under “General Terms of the Notes—Market Disruption Events” beginning on page PS-19 of the product supplement.

The calculation agent will determine the closing level of each Basket Component on the Pricing Date and on the Valuation Date by reference to the official settlement price of the applicable contract on the LME, stated in U.S. dollars, with each such contract representing one ton of the applicable base metal:

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Copper: Copper-Grade A.  The closing level for copper will be the official cash offer “settlement price” at 12:35 p.m. (London time) quoted in US dollars per ton of copper-Grade A on the LME or its successor, as determined and made public by the LME and available on Reuters page ‘MTLE’ or Bloomberg page LOCADY <Cmdty> on the Pricing Date or the Valuation Date, as applicable.

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Lead: Standard Lead. The closing level for lead will be the official cash offer “settlement price” at 12:50 p.m. (London time) quoted in US dollars per ton of Lead on the LME or its successor, as determined and made public by the LME and available on Reuters page ‘MTLE’ or Bloomberg page LOPBDY <Cmdty> on the Pricing Date or the Valuation Date, as applicable.

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Nickel: Primary Nickel. The closing level for nickel will be the official cash offer “settlement price” at 13:05 p.m. (London time) quoted in US dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and available on Reuters page ‘MTLE’ or Bloomberg page LONIDY <Cmdty> on the Pricing Date or the Valuation Date, as applicable.

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Zinc: Special High Grade Zinc. The closing level for zinc will be the official cash offer “settlement price” at 12:55 p.m. (London time) quoted in US dollars per ton of Special High Grade Zinc on the LME or its successor, as determined and made public by the LME and available on Reuters page ‘MTLE’ or Bloomberg page LOZSDY <Cmdty> on the Pricing Date or the Valuation Date, as applicable.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2005 through December 2010, based upon month-end historical levels of each Basket Component and a Basket value of 100.00 on December 31, 2004. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the notes.

The LME

The prices of the Basket Components will be determined by reference to the official settlement prices of futures contracts traded on the LME. You should make your own investigation into the LME and these contracts to determine whether the notes are a suitable investment for you.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. By its terms, a futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which a cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that those holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin.” This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under the contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin,” are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to the market.”

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearinghouse. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities.

The LME was established in 1877 and is the principal base metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery up to a specified number of months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation in the U.K.

The bulk of trading on the LME is transacted through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session, the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade A Contract, which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979.

The Basket Components

Copper

One of the “original” metals, copper shared an era of history with tin as a fundamental component of the Bronze Age. However, its primary properties in modern times are its electrical conductivity and heat-transfer abilities, making it valuable for use in the building, construction and electrical industries. Copper's malleability, strength and corrosion–resistant qualities also make it an excellent alloying agent for the production of intricate shapes—particularly in brass and bronze. This alloying factor made copper one of the most important industrial metals of the 19th century.

Lead

The uses of lead can be traced back to the earliest days of history.  In recent times lead has been used in applications such as petrol additives, pigments, chemicals, crystal glass and batteries. The largest market for lead is in battery production.

Lead's relationship with the LME began before the turn of the century, although dealings were unofficial. By 1903, it was being traded in a small secondary ring, but still without an official price setting. Lead was first officially traded in 1920 and the current standard lead contract was introduced in 1953.

Nickel

As an alloying metal, the uses of nickel are very diverse. Its high melting point and resistance to corrosion have provided a wide scope for its development. Early in the twentieth century, it was discovered that by combining nickel with steel, even in small quantities, the durability of the steel increased significantly with regards to corrosion resistance and strength.

Zinc

Zinc’s resistance to non-acidic atmospheric corrosion means that it is important in prolonging the life of buildings, vehicles, ships and steel goods and other structures. Accordingly, galvanizing accounts for a significant portion of all present day applications of this metal.

Historic Performance of the Basket Components

The following table sets forth the period-end closing level for each Basket Component from the first quarter of 2007 through January 26, 2011.

The historical levels of the Basket Components are provided for informational purposes only.  You should not take the historical levels of the Basket Components as an indication of future performance, which may be better or worse than the levels set forth below.

Closing Levels of the Basket Components

	Copper	Lead	Nickel	Zinc

2007
Quarter ended March 31	6,940.00	1,936.00	45,500.00	3,280.50
Quarter ended June 30	7,650.00	2,647.00	35,850.00	3,301.00
Quarter ended September 30	8,165.00	3,451.00	31,050.00	3,059.00
Quarter ended December 31	6,676.50	2,532.00	25,805.00	2,290.00
2008
Quarter ended March 31	8,520.00	2,793.00	29,805.00	2,303.00
Quarter ended June 30	8,775.50	1,735.50	21,675.00	1,875.00
Quarter ended September 30	6,419.00	1,801.00	15,755.00	1,650.00
Quarter ended December 31	2,902.00	949.00	10,810.00	1,120.50
2009
Quarter ended March 31	4,035.00	1,272.00	9,405.00	1,300.50
Quarter ended June 30	5,108.00	1,730.00	16,010.00	1,555.00
Quarter ended September 30	6,136.00	2,276.00	17,335.00	1,913.50
Quarter ended December 31	7,346.00	2,395.00	18,480.00	2,570.00
2010
Quarter ended March 31	7,830.00	2,120.00	24,950.00	2,360.00
Quarter ended June 30	6,515.00	1,690.00	19,430.00	1,730.00
Quarter ended September 30	8,053.50	2,262.00	23,390.00	2,176.00
Quarter ended December 31	9,739.50	2,587.00	24,960.00	2,432.50
2011
Quarter ending March 31 (through January 26, 2011)	9,376.00	2,444.00	26,155.00	2,239.00